February 11, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0510
Washington, DC 20549-0404
Attention:      Pamela Ann Long
                        Assistant Director

Re:	Metalico, Inc.
Form 10 (File No. 000-50999)
Responses to February 10, 2005 Comments

Dear Ms. Long:

     Metalico, Inc. (the “Company”) is in receipt of your letter of February 10, 2005 regarding the Company’s Amendment No. 1 to Form 10 filed February 10, 2005 (the “Prior Filing”). The following information is submitted in response to your numbered comments. We are also delivering to the Commission a revised Form 10 legended “Amendment No. 2 to Form 10” (the “Amended Filing”) and a marked copy of the Amended Filing blacklined against the Prior Filing.

Pro Forma Condensed Balance Sheet, Page 37

1.	Please delete your June 30, 2004 pro forma balance sheet as the transaction being reflected in your pro forma financial statements has already been reflected in your September 30, 2004 historical balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.

We have made the requested change in the Amended Filing.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 11, 2005

Consolidated Statements of Income, page F-5

2.	We note your response to prior comment 11. Notwithstanding the fact that you do not separate cost of product sales from cost of tolling services in your internal financial statements, this disclosure is required by Rule 5-03(b)(2) of Regulation S-X. Please revise to provide such information.

We have made the additional disclosure as requested.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention.

Sincerely yours,

/s/ Carlos E. Agüero

Carlos E. Agüero
President and Chief Executive Officer

cc:	Gus Rodriguez Jeanne Baker Matt Franker Lesli Sheppard